EXHIBIT 99.4

NOTICE AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

MONDAY, DECEMBER 6, 2021

NEXTSOURCE MATERIALS INC.

NOTICE OF THE 2021 ANNUAL MEETING OF SHAREHOLDERS

I am pleased to give you notice that the 2021 Annual and Special Meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Shares”) of NextSource Materials Inc. (the “Company”) will be held virtually via live audio webcast available online using https://us02web.zoom.us/j/87253620393 on Monday, December 6, 2021 at 10:30 a.m. (Toronto time) for the following purposes:

1.	Receive the financial statements of the Company for the fiscal year ended June 30, 2021 and the Auditors’ Report thereon.

2.

Elect six (6) directors of the Company, each to hold their offices until the next annual meeting of the Shareholders or until their successors have been duly elected and qualified or until the earlier of their resignation, removal or death.

3.	Approve the re-appointment of MNP LLP, Chartered Accountants, as the Company’s auditors for the fiscal year ending June 30, 2022 and to authorize the Board of Directors to fix their remuneration.

4.	Transact other business as may properly come before the Meeting or any adjournments thereof.

Particulars of the foregoing matters are set forth in the accompanying Management Information Circular dated October 25, 2021 (the “Circular”). The Board of Directors has fixed the close of business on October 25, 2021 at 5:00 p.m. (Toronto time) as the record date for the Meeting. Only registered Shareholders on the record date are entitled to notice of, and to vote at, the Meeting.

The Company will be using the notice-and-access model provided under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“Notice and Access”) for the delivery of the Circular and other related materials of the Meeting (the “Meeting Materials”) to Shareholders. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, Shareholders receive a package in the mail containing: (i) information on the Meeting date, location and purpose; (ii) a form of proxy or voting instruction form so Shareholders can vote their Shares; and (iii) information on how they may electronically access the Meeting Materials. However, the Company will mail paper copies of the Meeting Materials to those Registered and Non-Registered Shareholders who have previously elected to receive paper copies of the Meeting Materials. All of the Meeting Materials will be available electronically at https://docs.tsxtrust.com/2084 and on SEDAR at www.sedar.com on or about November 5, 2021 and will remain on the website for one full year thereafter. Meeting Materials are also available on the Company website and are available upon request, without charge, by e‑mail at TMXEInvestorServices@tmx.com, by calling toll-free 1-866-600-5869 or by following the instructions on their form of proxy or voting instruction form. Requests must be received at least 5 business days prior to the proxy cut-off date.

ALL SHAREHOLDERS ARE ENCOURAGED TO VOTE IN ADVANCE USING VOTEPROXYONLINE.COM OR BY RETURNING THE FORM OF PROXY/VOTING INSTRUCTION FORM.

If you hold your Shares directly (that is, as a “Registered Shareholder”), you can submit your proxy votes online through voteproxyonline.com using the control number that has been provided on the form of proxy/voting instruction form. You can also complete, date, sign and return the accompanying form of proxy/voting instruction form in the enclosed envelope to the TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department, prior to 10:30 a.m. (Toronto time) on December 2, 2021.

If you hold your Shares in “street name” (that is, as a “Non-Registered Shareholder”), complete, date and sign the voting instruction form that has been provided by your broker, bank or other nominee and return it in the enclosed envelope in accordance with the instructions provided by your broker, bank or other nominee.

Any Shareholder that would like to attend the Meeting can join ELECTRONICALLY by logging into the live audio webcast available online using using https://us02web.zoom.us/j/87253620393. The Meeting can also be accessed by dialing (647) 374-4685 and using Zoom meeting code 872 5362 0393. Prior to attending, all attendees MUST obtain the Zoom meeting PASSCODE in order to login. The passcode can be obtained by sending an email that includes your full name (as it appears on your proxy/voting instruction form) and contact information to info@nextsourcematerials.com at least three (3) business days prior to the Meeting date. Registered Shareholders that attend electronically and that have not already voted by proxy will be permitted to vote their Shares during the Meeting by voting when prompted during the Meeting.

The Meeting for which this notice is given may be adjourned without further notice other than announcement at the Meeting or any adjournment thereof. Any business for which notice is hereby given may be transacted at any such adjourned Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Craig Scherba”

Craig Scherba,

President and Chief Executive Officer

NEXTSOURCE MATERIALS INC.

MANAGEMENT INFORMATION CIRCULAR

FOR THE 2021 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

INTRODUCTION

This Management Information Circular (the ‘‘Circular’’) is provided in connection with the solicitation by or on behalf of management of the Company by the board of directors (the “Board”) of NextSource Materials Inc. (“NextSource” or the ‘‘Company’’) of proxies for use at the Annual and Special Meeting of Shareholders to be held on December 6, 2021 (the ‘‘Meeting’’).

Unless otherwise stated, the information contained in this Circular is as of October 25, 2021. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “CAD”. All references to Shareholders in this Circular and the accompanying Form of Proxy and Notice of Meeting are to be shareholders of record unless specifically stated otherwise.

No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

The Company is listed on the Toronto Stock Exchange (“TSX”) in Canada (ticker: NEXT), on the OTCQB in the United States of America (ticker: NSRC) and on the Frankfurt, Germany Stock Exchange (ticker: A1CXW3). Our principal business office is located at 130 King Street West, Exchange Tower Suite 1940, Toronto, Ontario, Canada M5X 2A2.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Circular contains forward-looking statements within the meaning of U.S. securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”) and are intended to be covered by the safe harbors provided by such regulations. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements in this Circular include, but are not limited to the future success of the Company.

Forward-looking statements are not guarantees of future performance. They are based on current expectations that involve a number of risks, uncertainties and assumptions that could cause our future results to differ materially from those expressed in any forward-looking statements. The assumptions upon which such forward-looking statements are based include, but are not limited to, that the Company will be successful in its financing activities; the demand for graphite will develop as anticipated; graphite prices will remain at or attain levels that would render the Molo Graphite Mine potentially economic; that any proposed operating and capital plans will not be disrupted by operational issues, title issues, loss of permits, environmental concerns, power supply, labour disturbances, financing requirements or adverse weather conditions; the Company will continue to have the ability to attract and retain skilled staff; and there are no material unanticipated variations in the cost of energy or supplies. The assumptions underlying our forward-looking statements are based on judgments with respect to a number of factors that are difficult or impossible to predict accurately, and many of which are beyond our control. Accordingly, although we believe that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized.

Important factors that may cause our actual results to differ from our forward-looking statements include, but are not limited to, the risks outlined in the annual information form of the Company dated September 28, 2021 (the “2021 Annual Information Form”) and in the management’s discussion and analysis of the Company for the year ended June 30, 2021 (the “MD&A”).

In light of the significant uncertainties inherent in our forward-looking statements, there can be no assurance that the forward-looking statements contained in this Circular will in fact occur, and the inclusion of such forward-looking statements in this Circular should not be construed as a representation by us or any other person that our predicted or expected outcomes will be achieved. You should carefully consider the risks disclosed in the 2021 Annual Information Form and MD&A before deciding how to vote.

Additionally, you are cautioned that our Company does not have a policy of updating or revising forward-looking statements, other than in compliance with applicable securities laws, and thus, you should not assume that silence by our management over time means that actual events are bearing out as estimated in such forward-looking statements.

SOLICITATION OF PROXIES

This Circular is being sent to the Shareholders of NextSource in connection with the solicitation by or on behalf of management of the Company by its Board in connection with the Meeting to be held virtually via live audio webcast available online using https://us02web.zoom.us/j/87253620393 on December 6, 2021 at 10:30 a.m. (Toronto time), or at any adjournment or postponement thereof.

Proxies will be solicited primarily by mail but may also be solicited personally, by telephone or electronically by the regular employees of the Company at nominal costs.

The proxy cut-off date for Shares to be voted in advance of the Meeting will be December 2, 2021 at 10:30 a.m. (Toronto time).

Record Date

Registered Shareholders at the close of business on October 25, 2021, the record date for the Meeting, are entitled to receive this Circular and to vote at the Meeting and at any adjournment or postponement thereof. Shareholders have one vote per Share on each matter to be acted upon. A list of the Registered Shareholders entitled to vote will be available at the Meeting and for 10 days prior to the Meeting, for any purpose germane to the Meeting, between the hours of 9:00 a.m. and 4:30 p.m. (Toronto time) at the Company’s principal office at 130 King Street West, Exchange Tower, Suite 1940, Toronto, Ontario, Canada M5X 2A2.

Notice and Access

The Company will be using the notice and access model (“Notice and Access”) provided under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Circular and other related materials of the Meeting (the “Meeting Materials”) to Shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, Shareholders receive a package (the “Notice and Access Package”) in the mail containing: (i) information on the Meeting date, location and purpose; (ii) a form of proxy or voting instruction form so Shareholders can vote their Shares; and (iii) information on how they may electronically access the Meeting Materials. However, the Company will continue to mail paper copies of the Meeting Materials to those Shareholders who have previously elected to receive paper copies of the Meeting Materials.

Meeting Materials

All of the Meeting Materials will be available electronically at https://docs.tsxtrust.com/2084 and on SEDAR at www.sedar.com on or about November 5, 2021 and will remain on the website for one full year thereafter. Meeting Materials are also available on the Company website and are available upon request, without charge, by e‑mail at TMXEInvestorServices@tmx.com, by calling toll-free 1-866-600-5869 or by following the instructions on their form of proxy or voting instruction form. Requests must be received at least 5 business days prior to the proxy cut-off date.

Appointment of Proxies

The persons named in the enclosed Form of Proxy or Voting Instruction Form are directors and/or officers of the Company (“Management Proxies”). A Shareholder has the right to appoint another person or company (who need not be a Shareholder of the Company), other than the Management Proxies designated in the accompanying Form of Proxy or Voting Instruction Form, to represent the Shareholder at the Meeting.

The right to appoint proxies may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy or voting instruction form. In all cases, the completed proxy is to be delivered to the TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department, by December 2, 2021 at 10:30 a.m. (Toronto time). You can also submit your proxy votes online through voteproxyonline.com and using the control number that will be provided on the form of proxy/voting information form.

Instructions for Registered Shareholders

If your Shares are registered directly in your name with the Company’s transfer agent, TSX Trust Company, you are considered, with respect to those Shares, a registered Shareholder (each, a “Registered Shareholder”). The Notice and Access Package has been sent directly to you on the Company’s behalf at the address on file with TSX Trust Company. The Company has engaged the TSX Trust Company, to handle the setup, mailing and tabulation of proxies in relation to the Meeting.

If you are a Registered Shareholder, you can vote your Shares using any one of the following methods:

1.	In advance via the internet at www.voteproxyonline.com.;

2.

In advance by signing and returning the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a Shareholder, to represent you as proxyholder and vote your Shares at the Meeting; OR

3.	By attending the virtual Meeting on December 6, 2021 and voting during the live audio webcast as follows:

a.

Prior to attending, all attendees MUST obtain the Zoom meeting PASSCODE in order to login. The passcode can be obtained by sending an email that includes your full name (as it appears on your proxy/voting instruction form) and contact information to info@nextsourcematerials.com at least three (3) business days prior to the Meeting date.

b.

Log using https://us02web.zoom.us/j/87253620393 at least 15 minutes before the start of the Meeting. The Meeting can also be accessed by dialing (647) 374-4685 and using Zoom meeting code 872 5362 0393.

c.	Registered Shareholders should allow ample time to check into the Meeting and to complete the related procedures.

Voting Instructions for Non-Registered Shareholders

If your Shares are held in “street name” through a broker, bank or other nominee (such as CDS & Co.), you are considered a non-registered Shareholder (each, a “Non-Registered Shareholder”). In accordance with NI 54‑101, arrangements have been made to forward proxy solicitation materials to the Non-Registered Shareholders. The Notice and Access Package has been forwarded, if requested, to you by your broker, bank or other holder of record who is considered, with respect to those Shares, the Registered Shareholder.

If you are a Non-Registered Shareholder, you will have received voting instructions from your broker, bank or other holder of record who is considered, with respect to those Shares, the Registered Shareholder. As a Non-Registered Shareholder, you have the right to direct your broker, bank or other holder of record on how to vote your Shares by using the voting instruction form included in the Notice and Access Package or as otherwise provided to you by your broker, bank, or other nominee. Non-Registered Shareholders should complete, date and sign the voting instruction form that has been provided by your broker, bank or other nominee and return it in the enclosed envelope in accordance with the instructions provided by your broker, bank or other nominee.

Non-Registered Shareholders may attend at the Meeting on December 6, 2021 as follows:

a.

Prior to attending, all attendees MUST obtain the Zoom meeting PASSCODE in order to login. The passcode can be obtained by sending an email that includes your full name and contact information to info@nextsourcematerials.com at least three (3) business days prior to the Meeting date.

a.

Log using https://us02web.zoom.us/j/87253620393 at least 15 minutes before the start of the Meeting. The Meeting can also be accessed by dialing (647) 374-4685 and using Zoom meeting code 872 5362 0393.

Voting Instructions for Proxyholders

Duly appointed proxyholders, including Non-Registered Shareholders who have been duly appointed by a Registered Shareholder as proxyholder, can access and vote at the Meeting during the live audio webcast as follows:

a.

Prior to attending, all attendees MUST obtain the Zoom meeting PASSCODE in order to login. The passcode can be obtained by sending an email that includes your full name (as it appears on your proxy/voting instruction form) and contact information to info@nextsourcematerials.com at least three (3) business days prior to the Meeting date.

a.

Log using https://us02web.zoom.us/j/87253620393 at least 15 minutes before the start of the Meeting. The Meeting can also be accessed by dialing (647) 374-4685 and using Zoom meeting code 872 5362 0393.

b.	Proxyholders should allow ample time to check into the Meeting and to complete the related procedures.

The grant of a proxy on the enclosed form of proxy or voting instruction form does not preclude a Shareholder from voting in person. Registered Shareholders that attend electronically and that have not already voted by proxy will be permitted to vote their Shares during the Meeting by voting when prompted during the Meeting.

Manner of Voting by Management Proxies

Your Shares will be voted at the Meeting by Management Proxies in accordance with the instructions contained in the form of proxy or voting instruction form. Your Shares will be voted for or against the Transaction Resolution in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly.

IF YOU RETURN A SIGNED FORM OF PROXY OR VOTING INSTRUCTION FORM WITHOUT INDICATING YOUR VOTE, YOUR SHARES WILL BE VOTED “FOR” THE TRANSACTION RESOLUTION PUT FORTH AT THE MEETING.

Revocability of Proxies

A Registered Shareholder may revoke a proxy at any time prior to your proxy being voted: (i) by delivering to the Company’s President and Chief Executive Officer, prior to the Meeting, a written notice of revocation bearing a later date or time than the proxy; or (ii) by timely delivery of a valid, later dated proxy; or (iii) by electronically attending the Meeting and voting in person. Attendance at the Meeting will not by itself constitute revocation of a proxy. If an adjournment occurs, it will have no effect on the ability of Registered Shareholders as of the record date to exercise their voting rights or to revoke any previously delivered proxies. We do not expect to adjourn the Meeting for a period of time long enough to require the setting of a new record date.

Solicitation Costs

The Company will pay the cost of solicitation of proxies on behalf of the Board. In addition to mail, proxy solicitation may be made through other means, including by telephone, electronically, and personal interview by officers, directors and employees. The Company does not intend to pay for an intermediary to deliver to Objecting Beneficial Owners, or “OBOs” (within the meaning of such term under NI 54-101, the proxy-related materials and Form 54-101F7), and therefore OBOs will not receive the materials unless their intermediary assumes the costs of delivery. The Company is sending proxy related material to Non-Objecting Beneficial Owners.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issued an unlimited number of Shares.

As of the date hereof, the Company has 99,026,656 Shares issued and outstanding, all of which are Shares, each of which carries the right to one vote on all matters that may come before the Meeting.

To the knowledge of the Company, with the exception of what is provided herein, as of the date hereof, no director, executive officer, or person that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Company.

As of the date of this Circular, Vision Blue Resources Limited (“Vision Blue”), is the beneficial owner of 35,214,286 common shares representing 35.6% of the issued and outstanding common shares of the Company. Vision Blue is also the beneficial owner of 23,214,286 common share purchase warrants each exercisable at a price of CAD$1.00 (approximately USD$0.80) until May 19, 2023. If all outstanding warrants, stock options and restricted share units were exercised, Vision Blue would be the beneficial owner of 58,578,572 common shares representing 46.0% of the fully diluted common shares of the Company.

QUORUM

The presence in person or by proxy of two persons holding at least ten percent (10%) of the outstanding Shares of the Company constitutes a quorum for the Meeting. There are no cumulative voting rights. The scrutineer who will be appointed for the Meeting will tabulate votes cast by proxy or in person and will determine whether or not a quorum is present.

INTEREST OF CERTAIN PERSON IN MATTERS TO BE ACTED UPON

No director or officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year-end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter of business to be acted upon at the Meeting, other than the election of directors of the Company and as may otherwise be set out herein.

Pursuant to the Vision Blue Investment Agreement announced on February 8, 2021, the Chairman of Vision Blue, Sir Mick Davis, was appointed as Chair of the Board of Directors of the Company on March 15, 2021 and the second Vision Blue appointee, Ian Pearce, was appointed to the Board of Directors of the Company on July 14, 2021.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

1. FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended June 30, 2021, together with the auditor’s report thereon, will be presented to the Shareholders at the Meeting. The Company’s financial statements and management discussion and analysis are on available on SEDAR at www.sedar.com.

2. ELECTION OF DIRECTORS

General Information

Under TSX rules, listed issuers must elect directors annually, elect directors individually and publicly disclose the votes received for the election of each director by news release. The Company’s practice is to hold annual elections for directors and at meetings of Shareholders called for this purpose. Each director is elected individually. The Company will disclose the votes each nominee for election receives by way of press release in Canada.

Directors of the Company will hold their offices until the next annual meeting of Shareholders or until their successors have been duly elected and qualified or until the earlier of resignation, removal of office or death. Executive officers of the Company are appointed by the Board to serve until their successors are elected and qualified.

Advance Notice Provision

The Company’s existing by-laws include an advance notice provision for nominations of directors by Shareholders in certain circumstances. As at the date hereof, the Company had not received notice of any director nomincations in connection with the Meeting within the time periods prescribed under the advance notice provision. A copy of the Company’s advance notice provision is available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption.

Majority Voting Policy

The Company has adopted a majority voting policy stipulating that if the votes in favour of the election of a director nominee at a Shareholders’ meeting represent less than a majority of the Shares voted and withheld at such meeting, the nominee will submit their resignation promptly after such meeting, for the Governance Committee’s consideration. The Governance Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be disclosed to the public. The nominee will not participate in any Governance Committee or Board deliberations relating to the resignation offer. The policy does not apply in circumstances involving a proxy battle or contested director elections.

Nominees for Election to the Board of Directors

The following table sets forth information relating to the six (6) nominees for election to the Board. There are no family relationships between any director or executive officer of the Company.

Name	Age	Company Position	Principal Occupation (1)	Director Since	# and % of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (2)
Sir Mick Davis (London, UK)	63	Chair of the Board of Directors	CEO of Vision Blue Resources Limited	March 2021	35,214,286 (7) (35.7%)
Craig Scherba (6) (Oakville, ON, Canada)	49	Director, and President & Chief Executive Officer		January 2010	204,000 (0.2%)
Brett Whalen (3) (Markham, ON, Canada)	46	Director	Professional investor	July 2020	650,000 (0.7%)
Robin Borley (6) (Johannesburg, South Africa)	53	Director, and Chief Operating Officer		December 2013	979,563 (1.0%)
Christopher Kruba (3)(4)(5) (Windsor, ON, Canada)	46	Director	Vice-President and Senior Counsel of Nostrum Capital Corporation	December 2020	310,000 (0.3%)
Ian Pearce (3)(6) (Oakville, ON, Canada)	64	Director	Chair of the Board of Directors of Newgold Inc., Northland Power Inc., and Metso Outotec	July 2021	Nil (0.0%)

(1) Other than Company Position as described by the respective individual.

(2) The number of securities beneficially owned or controlled or directed, directly or not directly, is not within the knowledge of the Company and has been furnished by the respective individual.

(3) Ian Pearce, Brett Whalen, and Christopher Kruba are independent directors of the Company.

(4) The members of the Audit Committee are Christopher Kruba (Chair), Brett Whalen, and Ian Pearce.

(5) The members of the Governance Committee are Brett Whalen (Chair), Christopher Kruba, and Ian Pearce.

(6) The members of the Sustainability Committee are Ian Pearce (Chair), Craig Scherba and Robin Borley.

(7) These represent the Shares owned by Vision Blue Resources Limited.

Biographies of the Nominees to the Board of Directors of the Company

Sir Mick Davis (London, UK)

Sir Mick Davis has been a director since March 2021. Sir Mick Davis is a highly successful mining executive credited with building Xstrata Plc into one of the world’s largest global diversified mining and metals companies prior to its acquisition by Glencore Plc. Mr. Davis also servfed as CFO of Billiton Plc, Chairman of Billiton Coal, and as CFO of Eskom. During his career in mining, he has raised over US$40 billion from global capital markets and successfully completed over US$120 billion of corporate transactions, including the creation of the Ingwe Coal Corporation in South Africa; the listing of Billiton on the London Stock Exchange; the merger of BHP and Billiton; as well as numerous transactions at Xstrata culminating in the sale to Glencore Plc. Sir Mick Davis is a Chartered Accountant by profession and holds an honours degree in Commerce from Rhodes University, South Africa and an Honorary Doctorate from Bar Ilan University, Israel.

Craig Scherba, P.Geol. (Oakville, Canada)

Mr. Scherba was appointed as the President and Chief Executive Officer of the Company in August 2015 and has been a director since January 2010. Mr. Scherba served as President and Chief Operating Officer from September 2012 to August 2015 and Vice President, Exploration of the Company from January 2010 to September 2012. Mr. Scherba has been a professional geologist (P. Geol.) since 2000, and his expertise includes supervising large Canadian and international exploration. Mr. Scherba also serves as Vice President, Exploration of MacDonald Mines Exploration Ltd, Red Pine Exploration Inc. and Honey Badger Exploration Inc. which are resource exploration companies trading on the TSX Venture Exchange. In addition, Mr. Scherba was professional geologist with Taiga Consultants Ltd. (“Taiga”), a mining exploration consulting company from March 2003 to December 2009. He was a managing partner of Taiga between January 2006 and December 2009. Mr. Scherba was an integral member of the exploration team that developed Nevsun Resources’ high-grade gold, copper and zinc Bisha project in Eritrea. While at Taiga, Mr. Scherba served as the Company’s Country and Exploration Manager in Madagascar during its initial exploration stage.

Robin Borley (Johannesburg, South Africa)

Mr. Borley was appointed our Senior Vice President (“SVP”) of Mine Development in December 2013 and has been a director since December 2013. Mr. Borley is a Graduate mining engineering professional and a certified mine manager with more than 25 years of international mining experience building and operating mining ventures. He has held senior management positions both internationally and within the South African mining industry. Until October 2014, Mr. Borley served as Mining Director for DRA Mineral Projects. In addition, Mr. Borley was instrumental as the COO of Red Island Minerals in a developing a Madagascar coal venture. His diverse career has spanned resource project management, evaluation, exploration and mine development. Robin has completed several mine evaluations including operational and financial evaluations of new and existing operations across a diverse range of resource sectors. He has experience in the management of underground and surface mining operations from both the contractor and owner miner environments. From 2006 through to 2012, Robin participated in the BEE management buy-out transaction of the Optimum Colliery mining property from BHP, through its independent listing and its ultimate sale to Glencore in December 2012.

Brett Whalen (Markham, Canada)

Brett Whalen has been a director since July 2020 and was appointed as Chair of the Board of Directors from July 2020 until March 2021. Mr. Whalen has over 20 years of investment banking and M&A expertise, spending over 16 of those years at Dundee Corporation (Dundee Corp.). During his tenure at Dundee Corp., Mr. Whalen was directly involved in completing approximately $2 billion in M&A deals and helped raise over $10 billion dollars in capital to the resource sector. Mr. Whalen became Vice President and Portfolio Manager of Goodman and Company (a division of Dundee) and was President and CEO of the CMP Group of Companies. Mr. Whalen has held Board seats of several TSX-listed and privately held companies and holds a BA (Honours) degree in Economics and Finance from Wilfrid Laurier University.

Christopher Kruba (Windsor, Canada)

Christopher Kruba is Vice-President and Counsel to Nostrum Capital Corporation and a number of related corporations that are part of the Toldo Group. The Toldo Group is headquartered in Windsor, Ontario and is composed of several privately held corporations in Canada and the United States, some of which manufacture and operate in diversified sectors and others which are involved in active and passive investments across capital markets throughout North America, Europe and Africa. In addition to his responsibilities as counsel to the Toldo Group Mr. Kruba serves as corporate secretary to all the companies, is a member of group’s investment committee and he serves on the board of directors of many of the companies. In his roles Mr. Kruba is involved in capital market decisions, he has lead mergers and acquisitions and he has participated in the management and strategic planning for numerous companies, including venture capital corporations in which the group has invested. Prior to joining the Toldo Group in 2000 Mr. Kruba articled with and practiced at the law firm of Gignac, Sutts LLP in Windsor, Ontario. Mr. Kruba graduated from the University of Windsor’s Faculty of Law in 1998 and has been a Member of the Law Society of Ontario since 1999. Nostrum Capital Corporation and Mr. Kruba personally have been investors in NextSource Materials Inc. since 2011.

Ian Pearce (Toronto, Canada)

Ian Pearce is a Corporate Director with over 40 years of professional experience in the global metallurgy and mining related industries. Mr. Pearce held executive roles at Falconbridge Limited, including Chief Operating Officer and subsequently served as Chief Executive Officer of Xstrata Nickel, a subsidiary of Xstrata plc. He has also held senior engineering and project management roles managing numerous significant development projects in the mining extractives sector. Mr. Pearce currently is a Director of New Gold Inc, where he is Chair of the Board, a Director of Metso Outotec Corporation and a Director of Northland Power Inc. Mr. Pearce holds a Higher National Diploma in Engineering (Mineral Processing) from the University of Johannesburg and a Bachelor of Science degree from the University of the Witwatersrand in South Africa. Mr. Pearce’s principal occupation is as a corporate director.

Recommendation

The Board recommends that Shareholders vote “FOR” the election of each of the nominated directors.

3. APPROVAL OF RE-APPOINTMENT OF MNP LLP AS AUDITORS

General Information

MNP LLP served as auditor for the fiscal year ended June 30, 2021. At the Meeting, the Shareholders will vote to approve the re-appointment of MNP LLP, as the Company’s auditors for the fiscal year ending June 30, 2022 and to authorize the Board to fix their remuneration.

At the Meeting, shareholders will be asked to consider the following resolution:

NOW THEREFORE BE IT HEREBY RESOLVED THAT:

1.	Approve the re-appointment of MNP LLP, Chartered Accountants, as the Company’s auditors for the fiscal year ending June 30, 2022 and to authorize the Board of Directors to fix their remuneration.

If Shareholders fail to ratify the selection, it will be considered as a direction to the Board to consider the selection of a different independent registered public accounting firm for the fiscal year ending June 30, 2022. Even if the selection is ratified, the Board in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and Shareholders.

Recommendation

The Board recommends that Shareholders vote “FOR” the ratification of the re-appointment of MNP LLP, as the Company’s auditors for the fiscal year ending June 30, 2022 and to authorize the Board to fix their remuneration.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting other than the matters referred to in the notice of Meeting. Receipt at the Meeting of reports to the Directors and auditors and the Company’s financial statements for its last completed financial year and the auditors’ report thereon will not constitute approval or disapproval of any matters referred to therein. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

STOCK PERFORMANCE GRAPH

The following table and graph compares the cumulative total shareholder return for CDN$100 invested in Shares of the Company on June 30, 2016 against the cumulative total shareholder return of the S&P/TSX Capped Materials Index and the S&P/TSX Composite Index to June 30, 2021.

June 30	2016	2017	2018	2019	2020	2021
NextSource Materials Inc.	$100.00	$92.86	$142.86	$135.71	$50.00	$377.14
S&P/TSX Capped Materials Index	$100.00	$90.97	$100.53	$99.53	$122.40	$126.27
S&P/TSX Composite Index	$100.00	$107.95	$115.74	$116.48	$110.32	$143.38

The Company stock price declined into 2017 as the market price and outlook for graphite weakened. The Company stock price subsequently rebouned into 2018 as the outlook for graphite improved. The Company stock price declined into 2020 due to perceived delays in obtaining construction capital for the Molo Graphite Mine and general market uncertainty due to the outbreak of COVID-19. The stock price significantly improved in 2021 following the announcement of an investment agreement with Vision Blue that is expected to be sufficient to complete construction of Phase 1 of the Molo Graphite Mine.

STATEMENT OF EXECUTIVE COMPENSATION

Under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and in accordance with Form 51-102F6 – Statement of Executive Compensation, requires the disclosure of certain financial and other information relating to the compensation of the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the three most highly compensated executive officer, other than the CEO and CFO, who was serving as an executive officer at the end of financial year ended June 30, 2020 and whose total compensation exceeded CAD$150,000, for that financial year (collectively, “NEO” or the “Named Executive Officers”) and of the directors of the Company.

As of the year-ended June 30, 2021 the Company had four individuals that qualified as NEOs: Craig Scherba, President and CEO, Marc Johnson, CFO, Robin Borley, COO, and Brent Nykoliation, EVP.

Executive Compensation Discussion and Analysis

The Governance Committee, which is responsible for designing the executive compensation program, reviews on an annual basis the cash compensation, performance and overall compensation package for each of the President and Chief Executive Officer, Chief Financial Officer, and the Senior Vice Presidents. The Governance Committee then recommends to the Board changes to the base salary and the awarding of new annual incentive bonuses and long-term incentives. The Company’s Board then approves any changes to the base salary and the awarding of annual incentive bonuses and long-term incentives.

The objectives of the executive compensation program is to balance the need to offer competitive compensation compared to peer companies in the mining industry and with comparably sized companies at a similar stage of development in order to attract and retain high-calibre executives against the need to provide compensation programs that are fair and reasonable from the perspective of shareholders. The Company compensation program has been designed to achieve the following key objectives:

1.	Recruit and Retain High-Calibre Executive Management

The Company structures its executive compensation so that it can continue to attract, retain and motivate key executives in Canada and Africa in a highly competitive mining industry.

2.	Provide Fair and Competitive Compensation

The executive compensation program is designed to provide fair and competitive compensation that aligns the interests of executive management with the interests of the shareholders through the following elements: (i) a competitive cash compensation consisting of base salary, milestone-based performance bonuses and certain perquisites and (ii) providing an opportunity to participate in the Company’s long-term growth of the Company through the long-term incentive plan, which includes the awarding of stock option and restricted share units.

The Company has established executive compensation principles and formalized a compensation policy. The basic elements of the compensation progam are base salary, annual incentive bonuses and long-term incentives, consisting of the awarding of stock options and restricted share units.

Base Salary

On an individual basis, base salaries are reviewed annually for each executive officer, including the CEO, and where it is deemed necessary, changes are made. In order to ensure that base salaries are competitive relative to other similar positions within the mining industry in Canada and South Africa, industry surveys of such salaries are examined. Other considerations include years of experience, the potential contribution which the individual can make to the success of the Company, the level of responsibility and authority inherent in the job, and the importance of maintaining internal equity within the organization.

Annual Incentives

The Governance Committee may recommend annual bonuses be paid to executive officers of the Company when their performance warrants additional consideration. There is currently no annual bonus plan in place, but the executives are currently eligible for certain performance bonuses that are linked to achieving specific short-term milestones:

•	The CEO, CFO, COO and EVP Corporate Development will earn cash bonuses and restricted shares units, linked to the commencement of mining and commissioning of the processing plant.

Long-Term Incentives

Stock options, which are exercisable into common shares at a specific exercise price, and restricted share units, which are convertible into common shares provided certain milestones are achieved, are used to encourage executive officers to own and hold the Company’s common shares. Stock options and restricted share units are methods of linking the performance of the Company and the long-term appreciation of the Company’s share price. When determining the number of stock options and restrice share units that should be awarded to each executive officer, the following items are taken into consideration: the relative position of the individual officer, the future contributions expected to be made by that officer and the number of stock options and restricted share units that were previously granted and are currently outstanding.

The executives are currently eligible for certain performance bonuses that are linked to achieving specific long-term milestones:

•	The CEO, CFO, COO and EVP Corporate Development will earn restricted share units provided they are still employees or consultants of the Company on December 31, 2022.
•	The EVP Corporate Development will earn cash bonuses, linked to the achievement of specific offtake agreements.

Other Compensation – Perquisites

Perquisites such as health benefits and other usual perquisites may be provided for executives.

Associated Risks

The Governance Committee has discussed the implications of the risks associated with the Company’s compensation policies and practices. The Governance Committee works with management of the Company to determine the risk oversight principles.

The Company has adopted a policy that prevents executive officers and directors of the Company to purchase financial instruments related to the Company’s common shares, which could include prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly.

Summary Compensation Table

The following table is a summary of the compensation paid, directly or indirectly, to the Named Executive Officers of the Company for the three most recently completed financial years ended June 30, 2021. All amounts in the table are reported in USD.

Name and Principal Position	Fiscal Year	Salary and Consulting Fees (USD$)	Option-Based Awards (USD$)(1)	Share-Based Awards (RSUs) (USD$)(2)	Non-Equity Incentive Plan Compensation (USD$)(3)	Pension Value (USD$)	All Other Compensation (USD$)(4)	Total Compensation (USD$)
Craig Scherba, CEO, President and Director (A)	2021	187,111	427,293	461,130	20,157	Nil	Nil	1,095,691
	2020	179,603	Nil	Nil	Nil	Nil	2,498	182,101
	2019	179,989	87,992	Nil	Nil	Nil	3,804	271,785

Marc Johnson, CFO (B)	2021	140,673	320,470	219,989	4,068	Nil	1,146	686,346
	2020	134,882	Nil	Nil	Nil	Nil	3,747	138,629
	2019	136,989	76,993	Nil	Nil	Nil	3,804	217,786

Robin Borley, COO and Director (C)	2021	196,800	320,470	398,690	12,094	Nil	Nil	928,054
	2020	196,800	Nil	Nil	Nil	Nil	Nil	196,800
	2019	196,800	76,993	Nil	Nil	Nil	Nil	273,793

Brent Nykoliation, EVP Corporate Development (D)	2021	140,730	320,470	219,989	32,252	Nil	4,030	717,471
	2020	134,882	Nil	Nil	Nil	Nil	3,897	138,779
	2019	136,989	76,993	Nil	Nil	Nil	3,804	217,786

(A)

Mr. Scherba became the Chief Executive Officer on July 30, 2015. The Company has an employment agreement with Mr. Scherba, who receives a salary of CAD$20,000 per month. He is eligible to receive specific cash and restricted share unit bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.

(B)

Mr. Johnson became the Chief Financial Officer on October 23, 2015. The Company has a management company agreement with Mr. Johnson, who receives consulting fees of CAD$15,000 per month. He is eligible to receive specific cash and restricted share unit bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.

(C)

The Company has a management company agreement with Mr. Borley, who receives consulting fees of USD$16,400 per month. He is eligible to receive specific cash and restricted share unit bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.

(D)

The Company has a employment agreement with Mr. Nykoliation, who receives a salary of CAD$15,000 per month. He is eligible to receive specific cash and restricted share unit bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.

(1)

Represents the fair value of the stock options as calculated using the Black-Scholes option pricing model on the date of the award. All of the options vested immediately. The stock options only have value to the holder if exercised prior to their respective expiration dates while the options are “in-the-money”. If the stock options expire unexercised, the value could be $nil.

(2)

Represents the fair value of restricted share units (RSUs) that are expected to vest by the measurement date based on the intrinsic value of the RSUs on the date of the award. Each RSU entitles the holder to receive common share of the Company prior to, or on, its expiration date subject to achieving the performance criterion (“milestone”) prior to, or on, its measurement date. For accounting purposes, the fair value is expensed over the vesting period and is subject to remeasurement at the end of each reporting period based on the probability of achieving the milestone and adjustments for potential forfeitures. The restricted share units only have value to the holder if the milestones are achieved prior to their respective measurement dates. If the milestones are not achieved, the value could be $nil.

(3)	Represents cash bonuses earned during the reporting period.
(4)	Other compensation includes health benefits and other perquisites received during the reporting period.

Value Vested or Earned During the Year

The value vested for option and share based awards pursuant to the Existing Incentive Plans and the value earned for non-equity incentive plans during the year ending June 30, 2021 are as follows:

Name	Option-based awards value vested during the year (USD$)	Share-based awards value vested during the year (USD$)	Non-equity incentive plan compensation value earned during the year (USD$)
Craig Scherba	427,293 (1)	101,535 (3)	20,157
Marc Johnson	320,470 (2)	76,151 (4)	4,068
Robin Borley	320,470 (2)	111,014 (5)	12,094
Brent Nykoliation	320,470 (2)	76,151 (4)	32,252

(1)

Represents the fair value of the 200,000 stock options as calculated using the Black-Scholes option pricing model on March 19, 2021 that are exercisable at CAD$3.60 per share expiring on March 19, 2024. The options vested immediately.

(2)

Represents the fair value of the 150,000 stock options as calculated using the Black-Scholes option pricing model on March 19, 2021 that are exercisable at CAD$3.60 per share expiring on March 19, 2024. The options vested immediately.

(3)	Represents the fair value of 144,000 restricted share units (RSUs) award that vested on February 16, 2021 based on the intrinsic value of the RSUs on the date of the award, December 29, 2020.
(4)	Represents the fair value of 108,000 restricted share units (RSUs) award that vested on February 16, 2021 based on the intrinsic value of the RSUs on the date of the award, December 29, 2020.
(5)	Represents the fair value of 157,443 restricted share units (RSUs) award that vested on February 16, 2021 based on the intrinsic value of the RSUs on the date of the award, December 29, 2020.

Options Exercised During the Year

The following table sets out information on the stock options that were exercised pursuant to the Existing Incentive Plans during the year:

Name	Number of Options Exercised (#)	Option Exercise Price ($)	Share Price on Exercise Date ($)	Notional Proceeds (USD$)
Craig Scherba	Nil	N/A	N/A	N/A
Marc Johnson	37,500	USD$0.56	CAD$0.85	3,544 (1)
Robin Borley	Nil	N/A	N/A	N/A
Brent Nykoliation	34,675	USD$0.56	CAD$0.85	3,277 (1)

(1) Based on an $0.77 CAD/USD exchange rate on the exercise date.

Option-Based Awards Outstanding

As at June 30, 2021, a total of 2,130,000 stock options granted to Named Executive Officers were outstanding pursuant to the Existing Option Plans, collectively, as follows:

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money stock Options (USD$)(1)
Craig Scherba	160,000	CAD$1.00	March 26, 2024	209,920
	200,000	CAD$3.60	March 19, 2024	Nil
	240,000	USD$0.66	June 9, 2022	348,000
Marc Johnson	140,000	CAD$1.00	March 26, 2024	183,680
	150,000	CAD$3.60	March 19, 2024	Nil
	220,000	USD$0.66	June 9, 2022	319,000
Robin Borley	140,000	CAD$1.00	March 26, 2024	183,680
	150,000	CAD$3.60	March 19, 2024	Nil
	220,000	USD$0.66	June 9, 2022	319,000
Brent Nykoliation	140,000	CAD$1.00	March 26, 2024	183,680
	150,000	CAD$3.60	March 19, 2024	Nil
	220,000	USD$0.66	June 9, 2022	319,000

(2)	Based on a TSX closing price of CAD$2.64 (USD$2.11 using a $0.80 CAD/USD exchange rate) on June 30, 2021 and assuming that all outstanding stock options are exercised.

Share-Based Awards Outstanding

As at June 30, 2021, a total of 325,000 restricted share units awarded to Named Executive Officers were outstanding pursuant to the Existing Option Plans, collectively, as follows:

Name	Number of Shares that have not vested (#)	Value of share-based awards that have not vested (USD$)	Value of share-based awards that have vested not paid out (USD$)(1)
Craig Scherba	125,000	101,535 (1)	Nil
Marc Johnson	50,000	105,500 (1)	Nil
Robin Borley	100,000	211,000 (1)	Nil
Brent Nykoliation	50,000	105,500 (1)	Nil

(1)	Based on a TSX closing price of CAD$2.64 (USD$2.11 using a $0.80 CAD/USD exchange rate) on June 30, 2021 and assuming that all outstanding stock options are exercised.

Termination And Change Of Control Benefits

The following are the material termination and change of control benefits payable in respect of services provided to the Company or any of its subsidiaries that were performed by a director, NEO or was performed by any other party but are services typically provided by a director or NEO.

•	The Company has an employment agreement with Mr. Scherba, who receives a salary of CAD$20,000 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.

•	The Company has a management company agreement with Mr. Johnson, who receives consulting fees of CAD$15,000 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.

•	The Company has a management company agreement with Mr. Borley, who receives consulting fees of USD$16,400 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.

•	The Company has a employment agreement with Mr. Nykoliation, who receives a salary of CAD$15,000 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.

Estimated Incremental Payment on Change of Control or Termination

The following table provides details regarding the estimated incremental payments from the Corporation to each of the NEOs upon termination in connection with a change of control in accordance with the above provisions, or upon termination without cause, assuming a triggering event occurs on June 30, 2021.

Name and Principal Position	Severance Period Without / With Change of Control (# of months)	Base Salary per Month (USD$)(1)	Termination Pay Without Change of Control (USD$)	Termination Pay with Change of Control (USD$)
Craig Scherba, CEO, President and Director	18 / 36	16,000	288,000	576,000
Marc Johnson, CFO	18 / 36	12,000	216,000	432,000
Robin Borley, COO and Director	18 / 36	16,400	295,200	590,400
Brent Nykoliation, EVP Corporate Development	18 / 36	12,00	216,000	432,000

(1) Conversion from CAD to USD using an exchange rate of $0.80 USD per CAD

Director Compensation

The Governance Committee, which is responsible for designing the director compensation program, reviews on an annual basis the cash compensation, performance and overall compensation package for each of the directors. The Governance Committee then recommends to the Board changes to the base fees and the awarding of new annual incentive bonuses and long-term incentives. The Company’s Board then approves any changes to the base fees and the awarding of annual incentive bonuses and long-term incentives.

From July 1, 2020 to June 30, 2021, each director that is not a Named Executive Officer was entitled to (i) a CAD$1,250 monthly fee (the Non- Executive Chairman was entitled to an additional CAD$500 monthly fee); (ii) $nil per day for each meeting attended in person; (iii) $nil for each meeting attended by telephone upon furnishing an invoice for same; (iv) reimbursement for travel and other meeting-related expenses, (v) perquisites such as health benefits and other usual perquisites may be provided for executives, and (vi) may, from time to time, be awarded stock options and restricted share units under the provisions of the LTIP Plan.

There are no other arrangements under which the directors of the Company were compensated by the Company during the most recently completed financial year end for their services in their capacity as directors.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary and Consulting Fees (USD$)(1)	Option-Based Awards (USD$)(2)	Share-Based Awards (RSUs) (USD$)(3)	Non-Equity Incentive Plan Compensation (USD$)(4)	Pension Value (USD$)	All Other Compensation (USD$)(5)	Total Compensation (USD$)
Sir Mick Davis, Non-Executive Chair of the Board (A)	2021	4,939	320,470	Nil	Nil	Nil	Nil	325,409
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brett Whalen, Director (B)	2021	12,833	320,470	143,838	Nil	Nil	2,159	477,141
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chris Kruba, Director (C)	2021	11,689	320,470	143,838	Nil	Nil	Nil	475,997
	2020	6,563	Nil	Nil	Nil	Nil	Nil	6,563
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ian Pearce, Director (D)	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David McNeely (E)	2021	11,689	320,470	143,838	Nil	Nil	Nil	475,997
	2020	6,563	Nil	Nil	Nil	Nil	Nil	6,563
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dean Comand (F)	2021	6,885	Nil	Nil	Nil	Nil	Nil	6,885
	2020	29,752	Nil	Nil	Nil	Nil	Nil	29,752
	2019	28,500	79,743	Nil	Nil	Nil	Nil	108,243
John Sanderson (G)	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	13,125	Nil	Nil	Nil	Nil	Nil	13,125
	2019	31,500	82,493	Nil	Nil	Nil	Nil	113,993
Dalton Larson (H)	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	11,877	Nil	Nil	Nil	Nil	Nil	11,877
	2019	28,500	79,743	Nil	Nil	Nil	Nil	108,243
Quentin Yarie (I)	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2020	7,126	Nil	Nil	Nil	Nil	Nil	7,126
	2019	28,500	79,743	Nil	Nil	Nil	Nil	108,243

(1)

As of January 1, 2020, each director receives fees of CAD$1,250 per month (CAD$15,000 per year) and the Chair of the Board receives CAD$1,750 per month ($21,000 per year). Up to December 31, 20219, each director received CAD$2,500 per month (CAD$30,000 per year) plus a supplement of CAD$667 per month (CAD$8,000 per year) if they were also a committee chair and the Chair of the Board received CAD$3,500 per month (CAD$42,000 per year).

(2)

Represents the fair value of the stock options as calculated using the Black-Scholes option pricing model on the date of the award. All of the options vested immediately. The stock options only have value to the holder if exercised prior to their respective expiration dates while the options are “in-the-money”. If the stock options expire unexercised, the value could be $nil.

(3)

Represents the fair value of restricted share units (RSUs) that are expected to vest by the measurement date based on the intrinsic value of the RSUs on the date of the award. Each RSU entitles the holder to receive common share of the Company prior to, or on, its expiration date subject to achieving the performance criterion (“milestone”) prior to, or on, its measurement date. For accounting purposes, the fair value is expensed over the vesting period and is subject to remeasurement at the end of each reporting period based on the probability of achieving the milestone and adjustments for potential forfeitures. The restricted share units only have value to the holder if the milestones are achieved prior to their respective measurement dates. If the milestones are not achieved, the value could be $nil.

(4)	Represents cash bonuses earned during the reporting period.
(5)	Other compensation includes health benefits and other perquisites received during the reporting period.
(A)	Sir Mick Davis became a director and Chair of the Board of Directors on March 15, 2021. The stock options were awarded to Vision Blue Resources Limited, a corporation controlled by Sir Mick Davis.
(B)	Brett Whalen became a director on July 17, 2020. He served as Chair of the Board from August 24, 2020 to March 15, 2021. He is Chair of the Governance Committee and a member of the Audit Committee.
(C)	Chris Kruba became a director on December 2, 2019. He is Chair of the Audit Committee and a member of the Governance Committee.
(D)	Ian Pearce became a director on July 14, 2021. He is Chair of the Sustainability Committee and a member of the Audit Committee and the Governance Committee.
(E)	David McNeely resigned as a director on July 14, 2021.
(F)	Dean Comand resigned as a director on December 29, 2020. He served as Chair of the Board from January 23, 2020 to August 24, 2020.
(G)	John Sanderson resigned as director on January 23, 2020. He served as Chair of the Board until January 23, 2020.
(H)	Dalton Larson resigned as director on January 23, 2020.
(I)	Quentin Yarie resigned as a director on September 27, 2019.

Value Vested or Earned During the Year

The value vested for option and share based awards pursuant to the Existing Incentive Plans and the value earned for non-equity incentive plans during the year ending June 30, 2021 are as follows:

Name	Option-based awards value vested during the year (USD$)	Share-based awards value vested during the year (USD$)	Non-equity incentive plan compensation value earned during the year (USD$)
Sir Mick Davis	320,470 (1)	Nil	Nil
Brett Whalen	320,470 (1)	143,838 (2)	Nil
Chris Kruba	320,470 (1)	143,838 (2)	Nil
Ian Pearce	Nil	Nil	Nil
David McNeely	320,470 (1)	143,838 (2)	Nil
Dean Comand	Nil	Nil	Nil

(1)

Represents the fair value of the 150,000 stock options as calculated using the Black-Scholes option pricing model on March 19, 2021 that are exercisable at CAD$3.60 per share expiring on March 19, 2024. The options vested immediately.

(2)	Represents the fair value of 50,000 restricted share units (RSUs) award that vested on May 17, 2021 based on the intrinsic value of the RSUs on the date of the award, March 19, 2021.

Option-Based Awards – Outstanding

The following information relating to outstanding options is disclosed voluntarily and is not required to be disclosed as per NI 51-102. As at June 30, 2021, a total of 600,000 stock options granted to directors were outstanding pursuant to the Existing Option Plans, collectively, as follows:

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money stock Options (USD$)(1)
Sir Mick Davis (2)	150,000	CAD$3.60	March 19, 2024	Nil
Brett Whalen	150,000	CAD$3.60	March 19, 2024	Nil
Chris Kruba	150,000	CAD$3.60	March 19, 2024	Nil
Ian Pearce	Nil	Nil	Nil	Nil
David McNeely (3)	150,000	CAD$3.60	March 19, 2024	Nil
(1)	Based on a TSX closing price of CAD$2.64 (USD$2.11 using a $0.80 CAD/USD exchange rate) on June 30, 2021 and assuming that all outstanding stock options are exercised.
(2)	The stock options were awarded to Vision Blue Resources Limited, a corporation controlled by Sir Mick Davis.
(3)	David McNeely resigned as a Director on July 14, 2021.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) set out a series of guidelines for effective corporate governance. The guidelines address matters such as the constitution and independence of corporate boards, the function to be performed by boards and their committees and the effectiveness and education of board members. NI 58-101 requires the disclosure by each reporting issuer of its approach to corporate governance with reference to the guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of conformity. The following disclosure is provided in accordance with the corporate governance disclosure prescribed by Form 58-101F2 of NI 58-101.

Corporate Governance

The Board and management consider good corporate governance to be central to the effective and efficient operation of the Company. The Board is committed to sound corporate governance practices, which are both in the interest of its Shareholders and contribute to effective and efficient decision making.

The role of the Board is to oversee the conduct of the Company’s business, to set corporate policy and to supervise management, which is responsible to the Board for the day-to-day conduct of business. Material transactions are addressed at the Board level.

The Board discharges five specific responsibilities as part of its stewardship responsibility. These are:

(1)	Strategic Planning: given the Company’s size, the strategic plan is carried out directly by management, with input from and assistance of the Board;

(2)

Oversight of Management: no elaborate system of selection, training and assessment of Management has been established, given the operations and size of the Company; however, the Board closely monitors Management’s performance, which is measured against the overall strategic plan, through reports by and regular meetings with management;

(3)

Risk Management: the Board directly oversees most aspects of the business of the Company and thus, does not require elaborate systems or numerous committees to effectively monitor and manage the principal risks of all aspects of the business of the Company;

(4)

Communication Policy: the Company has a Disclosure Committee and formal disclosure policy allowing it to communicate effectively and accurately with its Shareholders, other stakeholders, and the public generally through statutory filings and news releases; the Shareholders are also given an opportunity to make comments or suggestions at Shareholder meetings; these comments and suggestions are then factored into the Board’s decisions; and

(5)

Ensuring the integrity of the Company’s Internal Control and Management Information System: given the involvement of the Board in operations, the reports from and the meetings with management, the Board can effectively track and monitor the implementation of approved strategies.

The President and Chief Executive Officer of the Company is a member of the Board, as is usual given the Company’s size. The Board feels that this is not an impediment to the proper discharge of its responsibilities. Interaction between members of management and the Board, inside and outside Board meetings, ensures that the Board is informed and the Board members’ experience utilized by management.

The Board remains cognizant to corporate governance issues and seeks to set up structures to ensure the effective discharge of its responsibilities without creating additional costs. The Board is committed to ensuring the Company’s long-term viability, and the well-being of its employees and of the communities in which it operates. The Board has also adopted a policy of permitting individual directors, under appropriate circumstances, to engage legal, financial or other advisors at the Company’s expense. Half of the Board, if all of the nominee directors are elected, will consist of independent directors. See “Election of Directors”.

The Board is of the view that the Company’s approach to corporate governance is appropriate for its current size and resources, but will monitor its approach as it progresses in its business plans. The Company will periodically monitor and refine such practices as the size and scope of its operations increase. The Board regularly reviews, evaluates and modifies its governance program to ensure it is of the highest standard. The Board is satisfied that the Company’s governance plan is consistent with legal and stock exchange requirements.

The Company does not have a policy requiring members of the Board to attend annual meetings of Shareholders, although the Company typically encourages the Board to attend.

Board of Directors

The Board of Directors consists of Sir Mick Davis (Chair), Craig Scherba, Robin Borley, Brett Whalen, Chris Kruba and Ian Pearce.

At the most recent annual meeting of Shareholders held on December 29, 2020, the following individuals were elected as directors: Craig Scherba, Robin Borley, Brett Whalen, Chris Kruba and David McNeely. Sir Mick Davis was appointed as a director and as Chair of the Board on March 15, 2021 and Ian Pearce was appointed as a director on July 14, 2021. David McNeely resigned as a director on July 14, 2021.

Other Directorships

Other than as follows, none of the directors of the Company are presently directors of other issuers that are reporting issuers, or the equivalent, in a Canadian or foreign jurisdiction:

•	Ian Pearce is the Chair of the Board of Directors of Newgold Inc., and is a Director of Northland Power Inc., and Metso Outotec.

Independent Directors

As of the date of this Circular, Brett Whalen, Chris Kruba, and Ian Pearce are considered “independent directors”.

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with the Company. A “material relationship” is defined as a relationship, which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment. Independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. Independent directors are encouraged to hold unscheduled and informal meetings to discuss issues ahead of regularly scheduled meetings of the Board.

Board Mandate

The Board of Directors has developed a written Board of Directors Mandate description. The full text of the Board Mandate is attached to this Circular as “Appendix A” and is also available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption.

Position Descriptions

The Board of Directors has developed written position descriptions for the Chair of the Board, the Chair of Board committees. The Board of Directors has established that these Chairs are required to set the agenda for respective meetings, assigning meeting secretaries, calling the meetings to proper order and ensuring the meeting agendas are respected and that matters are duly discussed. The Board has developed a written position description for the Chief Executive Officer, which is reviewed annually. A copy of the Company’s position descriptions are available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption.

Board of Director Committees

The Company’s Board has the following committees:

Audit Committee

The Audit Committee is described in greater detail in the section titled Audit Committee Information And Oversight.

The Audit Committee consists of Chris Kruba (Chair), Brett Whalen and Ian Pearce. All members are independent as per the standards of National Instrument 58-101.

Governance Committee

The Governance Committee consists of Brett Whalen (Chair), Chris Kruba and Ian Pearce. All members are independent as per the standards of National Instrument 58-101. The Governance Committee was formed on July 19, 2021 by amalgamating the Nomination and Compensation Committees.

The Governance Committee is to determine the appropriate compensation for the Company’s directors and officers. The Compensation Committee has a charter, a copy of which is available on the Company’s website at www. http://nextsourcematerials.com under the “Corporate Policies & Governance” caption. The Compensation Committee determines compensation based on industry standards, the employee or consultant’s level of experience, and the Company’s financial situation.

Sustainability Committee

The Sustainability Committee consists of Ian Pearce (Chair), Craig Scherba and Robin Borley. Only Ian Pearce is independent as per the standards of National Instrument 58-101. The Sustainability Committee was formed on July 19, 2021 and as such, did not meet during fiscal 2021.

Director Attendance

Director attendance during fiscal 2021 (July 1, 2020 to June 30, 2021) is set out in the following table with the meetings attended out of the total meetings held while they were directors. No director attended fewer than 75% of the total number of board and committee meetings.

Attendance	Board Meetings	Audit Committee	Nomination Committee	Compensation Committee
Sir Mick Davis	1 / 1 (Chair of the Board)	N/A	N/A	N/A
Brett Whalen	10 / 10	4 / 4	2 / 2 (Committee Chair)	2 / 2 (Committee Chair)
Craig Scherba	10 / 10	N/A	2 / 2	N/A
Robin Borley	8 / 10	N/A	N/A	N/A
Chris Kruba	10 / 10	4 / 4 (Committee Chair)	2 / 2	2 / 2
Ian Pearce	N/A	N/A	N/A	N/A

Director Assessments

The Board uses peer reviews to assess, on an annual basis, the effectiveness of the Board as a whole and of each of the individual Directors in order to determine whether the Board is functioning effectively.

Director Term Limits

The Company has not instituted director term limits or other mechanisms of board renewal.

The Company believes that in taking into account the nature and size of the Board and the Company, it is more important to have relevant experience than to impose set time limits on a director’s tenure, which may create vacancies at a time when a suitable candidate cannot be identified and as such would not be in the best interests of the Company. In lieu of imposing term limits, the Company regularly monitors director performance through annual assessments and regularly encourages sharing and new perspectives through regularly scheduled Board meetings, meetings with only independent directors in attendance, as well as through continuing education initiatives. On a regular basis, the Company analyzes the skills and experience necessary for the Board and evaluates the need for director changes to ensure that the Company has highly knowledgeable and motivated Board members, while ensuring that new perspectives are available to the Board.

Name	Age	Director Since	Years of Tenure
Sir Mick Davis	63	March 2021	0.6 years
Craig Scherba	49	January 2010	11.8 years
Robin Borley	53	December 2013	7.9 years
Brett Whalen	46	July 2020	1.3 years
Chris Kruba	46	December 2019	1.8 years
Ian Pearce	64	July 2021	0.3 years

Diversity of women and other designated groups on the Board of Directors and in Senior Management

For all annual meetings held on or after January 1, 2020, distributing corporations created under the Canadian Business Corporations Act have to report on the representation of four designated groups on their board of directors and senior management teams, which includes the president, CEO, CFO, VPs in charge of a principal business unit and anyone who performs policy-making functions within the corporation. The Designated Groups under the Employment Equity Act of Canada are women, indigenous peoples, persons with disabilities or members of visible minorities.

The Company currently has six Board members and four executive officers, none of whom are women (0%), indigenous peoples (0%), persons with disabilities (0%) or members of visible minorities (0%).

Although the Company has not adopted a written policy relating to the identification and nomination of directors and officers that are women, indigenous peoples, persons with disabilities or members of visible minorities, the Governance Committee has been tasked with identifying and nominating a woman as a director.

The Company has not considered the level of representation of women in its executive officer positions or on its Board in previous nominations or appointments (including a targeted number or percentage).

The Governance Committee seeks directors who represent a mix of backgrounds and business experiences that will enhance the quality of the Board’s deliberations and decisions. The Governance Committee considers, among other factors, diversity with respect to viewpoint, skills, experience, character and behavior qualities in its evaluation of candidates for Board membership.

Director Orientation and Continuing Education

The Company does not provide a formal orientation and education program for its directors. New directors are given an opportunity to familiarize themselves with the Company by visiting the Company’s corporate offices, meeting with other directors, reviewing the rules and regulations of the stock exchanges where the Shares are listed, and reviewing the Company’s by-laws and related documents. Directors are invited to speak with the Company’s counsel, auditors and other service providers to become familiar with their legal responsibilities.

Ethical Business Conduct

The Company has instituted certain policies and procedures, including a Code of Ethics and Business Conduct (the “Code of Ethics”) that applies to its directors, officers, and employees, including its principal executive officers, principal financial officer, principal accounting officer, controller or persons performing similar functions. A copy of the Company’s Code of Ethics is available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption. If the Company makes substantive amendments to the Code of Ethics, the Company will disclose the nature of such amendments or waiver on the Company’s website or in a report within four days of such amendment or waiver.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No directors, nominee directors, or executive officers of the Company: (i) is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order; an order similar to a cease trade order; or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (ii) is, as at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (iii) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

As at the date hereof, no directors, nominee directors, or executive officers of the Company has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Stockholder in deciding whether to vote for a proposed director.

Conflicts of Interest

To the best of our knowledge, and other than as disclosed below, there are no known existing or potential conflicts of interest between us and any of our directors, nominee directors, or officers, except that certain of the directors, nominee directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of NextSource and their duties as a director or officer of such other companies.

The Chair of the Board of Directors, Sir Mick Davis, is also the CEO of Vision Blue Resources Limited (“Vision Blue”), which owns 35.7% of the outstanding and issued common shares of the Company and 46.0% of the common shares on a fully diluted basis. Vision Blue also owns a royalty on the Molo Graphite Mine and on the Green Giant Vanadium Project. Vision Blue was also granted certain other rights in relation to the Investment Agreement announced on February 8, 2021, as described in Interest of Management and Others in Material Transactions in our most recent AIF.

Board’s Relations with Management

The interaction between Management and Board members, both inside and outside of meetings of the Board, ensures that the Board is properly informed and that the Board members’ experience is brought to bear when needed by management.

The Board remains sensitive to corporate governance issues and seeks to set up the necessary structures to ensure the effective discharge of its responsibilities without creating additional overhead costs or reducing the return on shareholders’ equity. The Board is committed to ensuring the long-term viability of the Company, as well as the well-being of its consultants and of the communities in which it operates. The Board has also adopted a policy of permitting individual Directors under appropriate circumstances to engage legal, financial or other expert advisors at the Company’s expense.

AUDIT COMMITTEE INFORMATION AND OVERSIGHT

National Instrument 52-110 – Audit Committees (“NI 52-110”) requires that certain information regarding the Audit Committee be included in the management Circular sent to shareholders in connection with the issuer’s annual meeting.

Audit Committee Charter

The Board of Directors has developed an Audit Committee Charter. The full text of the Audit Committee Charter is attached to this Circular as “Appendix B” and is also available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption.

Oversight

The Audit Committee is responsible for the oversight and for recommending the appointment, compensation, retention, termination of an independent external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company. The Company has not yet adopted any specific policies or procedures regarding the engagement of non-audit services but does review such matters as they arise considering factors such as the Company’s current needs and the availability of services.

Meetings

During fiscal 2021, the audit committees met four (4) times in person or by telephone.

Composition

The members of the Audit Committee are Christopher Kruba (Chair), Brett Whalen, and Ian Pearce. Each member is independent and is financially literate as per the standards of National Instrument 52-110.

Relevant Education and Experience

Christopher Kruba is Vice-President and Counsel to Nostrum Capital Corporation and a number of related corporations that are part of the Toldo Group. The Toldo Group is headquartered in Windsor, Ontario and is composed of several privately held corporations in Canada and the United States, some of which manufacture and operate in diversified sectors and others which are involved in active and passive investments across capital markets throughout North America, Europe and Africa. In addition to his responsibilities as counsel to the Toldo Group Mr. Kruba serves as corporate secretary to all the companies, is a member of group’s investment committee and he serves on the board of directors of many of the companies. In his roles Mr. Kruba is involved in capital market decisions, he has lead mergers and acquisitions and he has participated in the management and strategic planning for numerous companies, including venture capital corporations in which the group has invested. Prior to joining the Toldo Group in 2000 Mr. Kruba articled with and practiced at the law firm of Gignac, Sutts LLP in Windsor, Ontario. Mr. Kruba graduated from the University of Windsor’s Faculty of Law in 1998 and has been a Member of the Law Society of Ontario since 1999. Nostrum Capital Corporation and Mr. Kruba personally have been investors in NextSource Materials Inc. since 2011.

Brett Whalen has been a director since July 2020 and was appointed as Chair of the Board of Directors from July 2020 until March 2021. Mr. Whalen has over 20 years of investment banking and M&A expertise, spending over 16 of those years at Dundee Corporation (Dundee Corp.). During his tenure at Dundee Corp., Mr. Whalen was directly involved in completing approximately $2 billion in M&A deals and helped raise over $10 billion dollars in capital to the resource sector. Mr. Whalen became Vice President and Portfolio Manager of Goodman and Company (a division of Dundee) and was President and CEO of the CMP Group of Companies. Mr. Whalen has held Board seats of several TSX-listed and privately held companies and holds a BA (Honours) degree in Economics and Finance from Wilfrid Laurier University.

Ian Pearce is a Corporate Director with over 40 years of professional experience in the global metallurgy and mining related industries. Mr. Pearce held executive roles at Falconbridge Limited, including Chief Operating Officer and subsequently served as Chief Executive Officer of Xstrata Nickel, a subsidiary of Xstrata plc. He has also held senior engineering and project management roles managing numerous significant development projects in the mining extractives sector. Mr. Pearce currently is a Director of New Gold Inc, where he is Chair of the Board, Director of Metso Outotec Corporation and Director of Northland Power Inc. Mr. Pearce holds a Higher National Diploma in Engineering (Mineral Processing) from the University of Johannesburg and a Bachelor of Science degree from the University of the Witwatersrand in South Africa.

External Auditor Service Fees

MNP LLP served as auditor for the fiscal year ended June 30, 2021. The Board considers that the work done by MNP LLP is compatible with maintaining MNP LLP as auditor for the next fiscal year. All the work expended by MNP LLP on the audit was attributed to work performed by MNP LLP’s full-time, permanent employees.

During the years ended June 30, 2021 and 2020, the Audit Committee pre-approved all of the fees invoiced by MNP LLP.

	Year-ended June 30, 2021	Year-ended June 30, 2020
Audit Fees (1)	$46,010	$43,870
Audit-Related Fees (2)	$Nil	$Nil
Tax Fees (3)	$12,412	$20,170
All Other Fees (4)	$Nil	$Nil

(1): Audit Fees is the aggregate fees billed by the issuer’s external auditor in each of the last two fiscal years for audit services.

(2): Audit-Related Fees is the aggregate fees billed in each of the last two fiscal years for assurance and related services by the issuer’s external auditor that are reasonably related to the performance of the audit or review of the issuer’s financial statements and are not reported under Audit Fees.

(3): Tax Fees is the aggregate fees billed in each of the last two fiscal years for professional services rendered by the issuer’s external auditor for tax compliance, tax advice, and tax planning.

(4): All Other Fees is the aggregate fees billed in each of the last two fiscal years for products and services provided by the issuer’s external auditor, other than the services reported under

GOVERNANCE COMMITTEE INFORMATION AND OVERSIGHT

The Company has established a Goverance Committee, which is responsible for determining the appropriate compensation for the Company’s directors and officers, the nomination of directors, assessment of the performance of directors, and for resolving governance issues. The Governance Committee was formed on July 19, 2021 by amalgamating the Nomination and Compensation Committees.

The Governance Committee determines compensation based on industry standards, the employee or consultant’s level of experience, and the Company’s financial situation. The Governance Committee reviews on an annual basis the cash compensation, performance and overall compensation package for the directors and each of the President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and EVP.

The Governance Committee seeks to attract and maintain directors with business expertise, and in particular, knowledge of mineral development, geology, investment banking, corporate law and finance. Further, the Company seeks to have the right mix of these disciplines. Nominations tend to be the result of recruitment efforts by management and directors, which are then presented to the Governance Committee and then to the Board for consideration. The Governance Committee has no specified policy regarding consideration of any director candidates recommended by securityholders, as it believes the most effective recruitment efforts are those led by management and directors.

Governance Committee Charter

The Board of Directors is in the process of developing a Goverance Committee Charter, which will incorporate the Compensation and Nomination Committee charters. Once adopted, the full text of the charter will be available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption. In the interim, the full text of of the Compensation and Nomination Committee chartes are available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption.

Meetings

During fiscal 2021, the Compensation and Nomination committees met four (4) times in person or by telephone.

Composition

The Goveranance Committee consists of Brett Whalen (Chair), Chris Kruba and Ian Pearce. All members are independent as per the standards of National Instrument 58-101.

Relevant Education and Experience

The skills and experience relevant to the members of the Compensation Committee is summarized above for each member under the heading “Biographies of the Nominated Directors of the Company”.

SUSTAINABILITY COMMITTEE INFORMATION AND OVERSIGHT

The Company has established an Sustainability Committee, which is responsible for health, safety, environmental and corporate social responsibility (“CSR”) issues. The Sustainability Committee was formed on July 19, 2021.

Sustainability Committee Charter

The Board of Directors is in the process of developing a Sustainability Committee Charter. Once adopted, the full text of the charter will be available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption.

Meetings

The Sustainability Committee was formed on July 19, 2021, and as such did not meet during fiscal 2021.

Composition

The Sustainability Committee consists of Ian Pearce (Chair), Craig Scherba, and Robin Borley. Only Ian Pearce is independent as per the standards of National Instrument 58-101.

Relevant Education and Experience

The skills and experience relevant to the members of the Sustainability Committee is summarized above for each member under the heading “Biographies of the Nominated Directors of the Company”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has three (3) equity compensation plans approved by shareholders, being a fixed stock option plan (the “2016 Stock Option Plan”), a 10% rolling stock option plan that was approved by Shareholders on December 4, 2018 (the “2018 Stock Option Plan”), and long-term incentive plan that was approved by Shareholders on December 29, 2020 (the “LTIP Plan”) (collectively, the “Existing Option Plans”).

On December 4, 20218, the 2018 Stock Option Plan replaced the 2016 Option Plan as the Company’s primary incentive plan and no further awards have been or shall be granted under the 2016 Stock Option Plan. On August 19, 2020, the LTIP Plan replaced the 2018 Stock Option Plan as the Company’s primary incentive plan and no further awards have been or shall be granted under the 2018 Stock Option Plan. All stock options issued under the 2016 Stock Option Plan and the 2018 Stock Option Plan that remain outstanding continue to be governed by the terms and conditions of the respective Existing Option Plans.

The following tables provides a summary of securities issued and issuable under all security-based compensation plans of the Company, being the Existing Option Plans, as at June 30, 2021.

Name and Position	Number of securities to be issued upon exercise of outstanding Options, Warrants, Awards, and Rights(4) (#)	Weighted-average exercise price of outstanding Options, Warrants, Awards and Rights (USD$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)
Equity Compensation Plans Approved by Shareholders (Existing Option Plans)
	3,255,000 (1)(2)	$1.48	6,563,426

Equity Compensation Plans Not Approved by Shareholders
	Nil	Nil	Nil

(1)	Representing approximately 3.3% of the 99,026,656 common shares that were issued and outstanding as at October 25, 2021.
(2)

This represents a total of 2,580,000 stock options and 425,000 restricted share units that are issued to existing insiders (which represents approximately 3.1% of the currently issued and outstanding common shares of the Company), and 200,000 stock options and 50,000 restricted share units that are issued to existing employees or consultants (which represents approximately Nil% of the currently issued and outstanding Shares of the Company). The remainder of the outstanding stock options and restricted share units are held by former insiders and consultants, which will be cancelled on the anniversaries of their resignations.

The following table provides the burn rate under the Existing Option Plans for the three financial years ended June 30, 2021:

Fiscal Year Ended	Burn Rate(1)	Number of Options and Restricted Share Units Granted	Weighted Average Number of Shares Outstanding
Year Ended June 30, 2021	2.0%	1,300,000	66,654,804
Year Ended June 30, 2020	0.0%	Nil	52,720,606
Year Ended June 30, 2019	2.4%	1,185,000	49,358,645

(1) Calculated by dividing the number of stock options and restricted share units granted under the Existing Option Plans during the applicable period by the weighted average number of common shares outstanding for the applicable period.

Summary of the Existing Option Plans

The following are summaries of the Existing Option Plans, each of which has been approved by Shareholders.

2016 Stock Option Plan

The purpose of the 2016 Stock Option Plan is to advance the interests of the Company, by providing an additional incentive to attract, retain and motivate highly qualified and competent persons who are key to the Company and upon whose efforts and judgment the success of the Company and its subsidiaries is largely dependent. Eligibility of the 2016 Stock Option Plan includes Employees, Consultants, Officers and Directors of the Company or any subsidiary.

Subject to adjustment in certain circumstances, the Company can issue up to 46,000,000 Options under the 2016 Stock Option Plan.

The Board (or a committee appointed by the Board) administers the 2016 Stock Option Plan. The Board, may designate an exercise price for Options as the prior day closing price on a stock exchange to which the Shares trade.

Subject to the policies of the TSX, the Board may determine the granting of the Options, the exercise price of the Options, and vesting schedule and any terms and conditions attaching to such Options. Options may be issued for a period of up to 10 years and are non-transferrable in the ordinary course. If and for so long as the Shares are listed on the TSX:

(i)

the aggregate number of Shares issued to insiders of the Company within any 12-month period, or issuable to insiders of the Company at any time, under the 2016 Stock Option Plan and any other security-based compensation arrangement of the Company, may not exceed 10% of the total number of issued and outstanding Shares of the Company at such time;

(ii)

the maximum aggregate number of Shares that may be reserved under the 2016 Stock Option Plan for issuance to any one individual in any 12-month period shall not exceed 5% of the issued and outstanding Shares at the time of grant, unless the Company has obtained disinterested shareholder approval for such an issuance;

(iii)

the maximum aggregate number of Shares that may be reserved under the 2016 Stock Option Plan or other share compensation arrangements of the Company for issuance to any one consultant during any 12-month period shall not exceed 2% of the issued and outstanding Shares at the time of grant;

(iv)

the maximum aggregate number of Shares that may be reserved under the 2016 Stock Option Plan or other share compensation arrangement of the Company for issuance to persons who are employed in investor relations activities during any 12-month period shall not exceed 2% of the issued and outstanding Shares at the time of grant; and

(v)	the Board shall, through the establishment of the appropriate procedures, monitor the trading in the securities of the Company by all optionees performing investor relations activities.

Unless otherwise expressly provided in any option agreement, and subject to any applicable limitations contained in the 2016 Stock Option Plan, the unexercised portion of any Option shall automatically and without notice immediately terminate and become forfeited, null and void at the time of the earliest to occur of the following:

(i)

the expiration of a period not to exceed one year (such period to be determined by the Board in its sole discretion) after the date on which the optionee’s employment is terminated for any reason other than by reason of (a) cause, (b) the termination of the optionee’s employment with the Company by such optionee following less than 60 days’ prior written notice to the Company of such termination, (c) a mental or physical disability, or (d) death;

(ii)	immediately upon (a) the termination by the Company of the optionee’s employment for cause, or (b) an improper termination;

(iii)

the later of (a) the expiration of a period not to exceed one year (such period to be determined by the Board in its sole discretion) after the date on which the optionee’s employment is terminated by reason of a mental or physical disability, or (b) one year after the date on which the optionee shall die if such death shall occur during such period;

(iv)	one year after the date of termination of the optionee’s employment by reason of death of the employee; or

(v)

the expiration date of the Option established on the date of grant and set forth in the option agreement. Upon termination of optionee’s employment any Option (or portion thereof) not previously vested or not yet exercisable pursuant to the terms of the 2016 Stock Option Plan shall be immediately cancelled.

Under the terms of the 2016 Stock Option Plan, the Board is permitted to make certain adjustments or modifications to the 2016 Stock Option Plan and any Option that may have been issued under the 2016 Stock Option Plan. Notwithstanding the amendment provisions included in the 2016 Stock Option Plan, the following may not be amended without approval of security holders:

(i)	reduction in the exercise price or purchase price benefiting an insider of the Company;

(ii)	any amendment to remove or to exceed the insider participation limit;

(iii)	an increase to the maximum number of securities issuable, either as a fixed number or a fixed percentage of the listed issuer’s outstanding capital represented by such securities; and

(iv)	amendments to an amending provision within a security based compensation arrangement.

The Board may grant stock appreciation rights in tandem with Options that have been or are granted under the 2016 Stock Option Plan. A stock appreciation right shall entitle the holder to receive in cash, with respect to each Share as to which the right is exercised, payment in an amount equal to the excess of the share’s fair market value on the date the right is exercised over its fair market value on the date the right was granted. To date no stock appreciation rights have been granted.

The 2016 Stock Option Plan shall terminate in November 2026.

2018 Stock Option Plan

The principal purposes of the 2018 Stock Option Plan is to secure for the Company and its Shareholders the benefits of incentive inherent in the share ownership by issuing Options to the employees (including part-time employees), directors or officers of the Company or any of its subsidiaries or affiliates, management company employees, consultants, and service providers (“Optionees”) who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that a stock option plan of the nature provided for in the 2018 Stock Option Plan aids in retaining and encouraging persons of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.

The maximum number of Shares available at all times for issuance under the 2018 Stock Option Plan or any other security based compensation arrangements (pre-existing or otherwise) shall not exceed 10% of the issued and outstanding Shares at the time of grant. Any increase in the number of issued and outstanding Shares will result in an increase in the number of Shares issuable under the 2018 Stock Option Plan. The 2018 Stock Option Plan is an “evergreen” plan and accordingly, any issuance of Shares from treasury, including issuances of Shares in respect of which Options are exercised, and any expired or cancelled Options, shall automatically replenish the number of Options issuable under the 2018 Stock Option Plan.

The exercise price per Share under an Option shall be determined by the Board, but, in any event, shall not be lower than the market price of the Shares on the date of grant of the Options, being the closing price of the Shares on the TSX (or if the Shares are not then listed on the TSX, on the principal stock exchange on which such Shares are traded, on the trading day of the Option grant)(the “Market Price”). In the event that the Shares are not then listed and posted for trading on a stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion. The exercise price per Share under an Option shall be determined by the Board, but, in any event, shall not be lower than the market price of the Shares on the date of grant of the Options.

The period within which Options may be exercised and the number of Options which may be exercised in any such period are determined by the Board at the time of granting the Options provided, however, that the maximum term of any Options awarded under the 2018 Stock Option Plan is ten (10) years from the date of the Option grant.

In the event that the expiry of an Option falls within, or within two (2) days of, a trading blackout period imposed by Company, the expiry date of the Option shall be automatically extended to the tenth business day following the end of the blackout period.

An Optionee will have, in all cases subject to the original Option expiry date and any determination otherwise by the Board:

•	In the event of retirement or resignation, a 12-month period to exercise his or her Options, which will automatically vest;
•	In the event of the death or disability of an Optionee, a 12-month period to exercise his or her Options, which will automatically vest;
•	In the event of termination without cause of an Optionee, the Optionee will have 12 months to exercise his or her Options which have vested, but any unvested Options will become void; and
•	In the event of termination with cause, Options shall become void, except as may be set out in the Optionee’s Option commitment or as otherwise determined by the Board in its sole discretion.

In the event of a change of control, the vesting of all Options and the time for the fulfilment of any conditions or restrictions on such vesting shall be accelerated to a date or time immediately prior to the effective time of the change of control, and the Board, in its sole discretion, may authorize and implement any one or more of the following additional courses of action:

•	Terminating without any payment or other consideration, any Options not exercised or surrendered by the effective time of the change of control;
•	Causing the Company to offer to acquire from each Optionee his or her Options for a cash payment equal to the in-the-money amount, and any Options not so surrendered or exercised by the effective time of the change of control will be deemed to have expired; and
•	An Option granted under the 2018 Stock Option Plan be exchanged for an option to acquire, for the same exercise price, that number and type of securities as would be distributed to the Optionee in respect of the Shares issued to the Optionee had he or she exercised the Option prior to the effective time of the change of control, provided that any such replacement option must provide that it survives for a period of not less than one (1) year from the effective time of the change of control, regardless of the continuing directorship, officership or employment of the Optionee.

For great certainty, and notwithstanding anything else to the contrary contained in the 2018 Stock Option Plan, the Board may, in its sole discretion, in any change of control which may or has occurred, make such arrangements as it deems appropriate for the exercise of issued and outstanding Options including, without limitation, the power to modify the terms of the 2018 Stock Option Plan and/or the Options as contemplated above. If the Board exercises such power, the Options shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee at any time or from time to time as determined by the Board prior to or in conjunction with completion of the change of control.

The grant of Options under the 2018 Stock Option Plan is subject to a restriction such that the number of Shares: (i) issued to insiders of Company, within any one-year period, and (ii) issuable to insiders of Company, at any time, under the 2018 Stock Option Plan, or when combined with all of Company’s other security based compensation arrangements, shall not exceed 10% of Company’s total issued and outstanding Shares, respectively.

The Board may delegate, to the extent permitted by applicable law and by resolution of the Board, its powers under the 2018 Stock Option Plan to the Compensation Committee, or such other committee as the Board may determine from time to time, such committee consisting of no less than two (2) members.

Options are not assignable or transferable other than by will or by the applicable laws of descent. During the lifetime of an Optionee, all Options may only be exercised by the Optionee.

The amendment provisions of the 2018 Stock Option Plan provide the Board with the power, subject to the requisite regulatory approval, to make the following amendments to the provisions of the 2018 Stock Option Plan and any Option commitment without Shareholder approval (without limitation):

•	Amendments of a housekeeping nature,
•	Additions or changes to any vesting provisions of an Option,
•	Changes to the termination provisions of an Option or the 2018 Stock Option Plan which do not entail an extensions beyond the original expiry date,
•	Addition of a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Shares from the 2018 Stock Option Plan reserves, and
•	Amendments to reflect changes to applicable securities or tax laws.

However, any of the following amendments require Shareholder approval:

•	Reducing the exercise price of an Option, cancelling and reissuing an Option, or cancelling an Option in order to issue an alternative entitlement,
•	Amending the term of an Option to extend the term beyond its original expiry date,
•	Materially increasing the benefits to the holder of Options who is an insider to the material detriment of Company and the Shareholders,
•	Increasing the number of Shares or maximum percentage of Shares which may be issued pursuant to the 2018 Stock Option Plan (other than by virtue of adjustments permitted under the 2018 Stock Option Plan),
•	Permitting Options to be transferred other than for normal estate settlement purposes,
•	Removing or exceeding of the insider participation limits,
•	Materially modifying the eligibility requirements for participation in the 2018 Stock Option Plan, or
•	Modifying the amending provisions of the 2018 Stock Option Plan.

Long-Term Incentive Plan (LTIP Plan)

The principal purposes of the LTIP Plan is to secure for the Company and its Shareholders the benefits of incentive inherent in the share ownership by issuing stock options (“Options”), restricted share units (“RSUs”) and other securities to the employees (including part-time employees), directors or officers of the Company or any of its subsidiaries or affiliates, management company employees, consultants, and service providers (“Optionees”) who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that a stock option plan of the nature provided for in the LTIP Plan aids in retaining and encouraging persons of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.

The maximum number of Shares available at all times for issuance under the LTIP Plan or any other security based compensation arrangements (pre-existing or otherwise) shall not exceed 10% of the issued and outstanding Shares at the time of grant. Any increase in the number of issued and outstanding Shares will result in an increase in the number of Shares issuable under the LTIP Plan. The LTIP Plan is an “evergreen” plan and accordingly, any issuance of Shares from treasury, including issuances of Shares in respect of which Options are exercised and RSUs are converted, and any expired or cancelled Options and RSUs, shall automatically replenish the number of shares issuable under the LTIP Plan.

The exercise price per Share under an Option shall be determined by the Board, but, in any event, shall not be lower than the market price of the Shares on the date of grant of the Options, being the closing price of the Shares on the TSX (or if the Shares are not then listed on the TSX, on the principal stock exchange on which such Shares are traded, on the trading day of the Option grant)(the “Market Price”). In the event that the Shares are not then listed and posted for trading on a stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion. The exercise price per Share under an Option shall be determined by the Board, but, in any event, shall not be lower than the market price of the Shares on the date of grant of the Options.

The period within which Options may be exercised, the vesting date and the number of Options which may be exercised in any such period are determined by the Board at the time of granting the Options provided, however, that the maximum term of any Options awarded under the LTIP Plan is ten (10) years from the date of the Option grant.

The period within which RSUs may be exercised, the vesting criteria and measurement date, and the number of RSUs which may be exercised in any such period are determined by the Board at the time of awarding the RSUs provided, however, that the maximum term of any RSUs awarded under the LTIP Plan is ten (10) years from the date of the RSU award.

In the event that the expiry of an Option or RSU falls within, or within two (2) days of, a trading blackout period imposed by Company, the expiry date shall be automatically extended to the tenth business day following the end of the blackout period.

An Optionee will have, in all cases subject to the original expiry date and any determination otherwise by the Board:

•	In the event of retirement or resignation, a 12-month period to exercise his or her Options, which will automatically vest;
•	In the event of the death or disability of an Optionee, a 12-month period to exercise his or her Options, which will automatically vest;
•	In the event of termination without cause of an Optionee, the Optionee will have 12 months to exercise his or her Options which have vested, but any unvested Options will become void; and
•	In the event of termination with cause, Options shall become void, except as may be set out in the Optionee’s Option commitment or as otherwise determined by the Board in its sole discretion.

In the event of a change of control, the vesting of all Options and the time for the fulfilment of any conditions or restrictions on such vesting shall be accelerated to a date or time immediately prior to the effective time of the change of control, and the Board, in its sole discretion, may authorize and implement any one or more of the following additional courses of action:

•	Terminating without any payment or other consideration, any Options not exercised or surrendered by the effective time of the change of control;
•	Causing the Company to offer to acquire from each Optionee his or her Options for a cash payment equal to the in-the-money amount, and any Options not so surrendered or exercised by the effective time of the change of control will be deemed to have expired; and
•	An Option granted under the LTIP Plan be exchanged for an option to acquire, for the same exercise price, that number and type of securities as would be distributed to the Optionee in respect of the Shares issued to the Optionee had he or she exercised the Option prior to the effective time of the change of control, provided that any such replacement option must provide that it survives for a period of not less than one (1) year from the effective time of the change of control, regardless of the continuing directorship, officership or employment of the Optionee.

For great certainty, and notwithstanding anything else to the contrary contained in the LTIP Plan, the Board may, in its sole discretion, in any change of control which may or has occurred, make such arrangements as it deems appropriate for the exercise of issued and outstanding Options including, without limitation, the power to modify the terms of the LTIP Plan and/or the Options as contemplated above. If the Board exercises such power, the Options shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee at any time or from time to time as determined by the Board prior to or in conjunction with completion of the change of control.

The grant of Options and RSUs under the LTIP Plan is subject to a restriction such that the number of Shares: (i) issued to insiders of Company, within any one-year period, and (ii) issuable to insiders of Company, at any time, under the LTIP Plan, or when combined with all of Company’s other security based compensation arrangements, shall not exceed 10% of Company’s total issued and outstanding Shares, respectively.

The Board may delegate, to the extent permitted by applicable law and by resolution of the Board, its powers under the LTIP Plan to the Goveranance Committee, or such other committee as the Board may determine from time to time, such committee consisting of no less than two (2) members.

Options and RSUs are not assignable or transferable other than by will or by the applicable laws of descent. During the lifetime of an Optionee, all Options and RSUs may only be exercised by the Optionee.

The amendment provisions of the LTIP Plan provide the Board with the power, subject to the requisite regulatory approval, to make the following amendments to the provisions of the LTIP Plan and any Option and RSU commitment without Shareholder approval (without limitation):

•	Amendments of a housekeeping nature,
•	Additions or changes to any vesting provisions of an Option or RSU,
•	Changes to the termination provisions of an Option, RSU or the LTIP Plan which do not entail an extensions beyond the original expiry date,
•	Addition of a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Shares from the LTIP Plan reserves, and
•	Amendments to reflect changes to applicable securities or tax laws.

However, any of the following amendments require Shareholder approval:

•	Reducing the exercise price of an Option, cancelling and reissuing an Option, or cancelling an Option in order to issue an alternative entitlement,
•	Amending the term of an Option to extend the term beyond its original expiry date,
•	Materially increasing the benefits to the holder of Options who is an insider to the material detriment of Company and the Shareholders,
•	Increasing the number of Shares or maximum percentage of Shares which may be issued pursuant to the LTIP Plan (other than by virtue of adjustments permitted under the LTIP Plan),
•	Permitting Options to be transferred other than for normal estate settlement purposes,
•	Removing or exceeding of the insider participation limits,
•	Materially modifying the eligibility requirements for participation in the LTIP Plan, or
•	Modifying the amending provisions of the LTIP Plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No person who is now, or was at any time since the beginning of the most recently completed financial year of the Company has been, a director, executive officer or senior officer of the Company, or associate thereof, been indebted to the Company, or had indebtedness during that period which was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Company, with the exception of what is provided herein, no director, executive officer, or person that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Company, or an associate or affiliate of any of the foregoing, have had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed fiscal year or in any proposed transaction which, in either case, has or will materially affect the Company.

On February 8, 2021, the Company announced that it entered into a binding agreement with Vision Blue to provide the Financing Package for total gross proceeds of USD$29.5M. As of the date of this AIF, Vision Blue is the beneficial owner of 35,214,286 common shares representing 35.8% of the issued and outstanding common shares of the Company. Vision Blue is also the beneficial owner of 23,214,286 common share purchase warrants each exercisable at a price of CAD$1.00 (approximately USD$0.80) until May 19, 2023. If all outstanding warrants, stock options and restricted share units were exercised, Vision Blue would be the beneficial owner of 58,578,572 common shares representing 46.0% of the fully diluted common shares of the Company. The Chairman of Vision Blue, Sir Mick Davis, was appointed as Chair of the Board of Directors of the Company on March 15, 2021. The second Vision Blue appointee, Ian Pearce, was appointed to the Board of Directors of the Company on July 14, 2021.

ADDITIONAL INFORMATION

Additional information related to the Company, including the Annual Information Form, financial statements and management discussion and analysis (MD&A) for the most recently completed financial year, is available on SEDAR at www.sedar.com or on the Company website at www.nextsourcematerials.com.

Shareholders may request copies of such financial statements and MD&A by mailing a request to: NextSource Materials Inc., 130 King Street West, Exchange Tower Suite 1940, Toronto, Ontario, M5X 2A2.

APPENDIX “A”

BOARD OF DIRECTORS MANDATE

The Board of Directors (the “Board”) of NextSource Materials Inc. (the “Corporation”) has the responsibilities and duties as outlined below:

1.	Responsible for the stewardship of the Corporation.

2.	To oversee the management of the business and affairs of the Corporation.

3.

To perform such duties and approve certain matters as may be required by applicable legislation and regulations, including those of the Ontario Securities Commission, the United States Securities and Exchange Commission, the Toronto Stock Exchange and the New York Stock Exchange.

4.	To oversee the Corporation’s strategic direction, organizational structure and succession planning of the Chief Executive Officer.

5.	To adopt a strategic planning process and review, on an annual basis, a strategic plan for the Corporation, which takes into account, among other things, the opportunities and risks of the business.

6.

To identify the principal business risks and review and approve key policies and practices, particularly in the areas of mine development and safety, property acquisitions, mineral reserve and mineral resource calculations, internal control, corporate governance and risk management and ensure the implementation of appropriate systems to manage those risks.

7.	To ensure that the Board receives from senior management the information and input required to enable the Board to effectively perform its duties.

8.	To ensure the integrity of the Corporation’s internal controls and management information systems.

9.	To review and approve all material transactions.

10.	To review the performance of the Corporation on a consolidated basis and approve all annual and quarterly financial statements and the declaration of dividends.

11.

To the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

12.	To approve the appointment and compensation of executive management and training and monitoring of executive management.

13.	To develop the Corporation’s approach to corporate governance and its corporate governance principles and guidelines.

14.	To provide advice and counsel the Chief Executive Officer.

15.	To establish committees of the Board, delegate the appropriate responsibilities to those said committees, and appoint the Chairs for committees of the Board.

16.	On the recommendation of the Corporate Governance Committee, to appoint directors or recommend nominees for election to the Board at the Annual Meeting of shareholders.

17.	From its membership, to appoint a non-executive Chairman of the Board or Lead Director.

18.	To conduct and act upon annual assessments and evaluations of the Board, committees of the Board and individual directors.

19.	To oversee the establishment of processes for accurate, timely and full public disclosure, including the Corporation’s disclosure policy.

20.	To ensure that there is an ongoing, appropriate and effective process in place for ensuring adherence to the Corporation’s Code of Ethics.

APPENDIX “B”

AUDIT COMMITTEE CHARTER

GENERAL AND AUTHORITY

The Board of Directors of NextSource appoints the Audit Committee. The Committee is a key component of the Company’s commitment to maintaining a higher standard of corporate responsibility. The Committee shall review the Company’s financial reports, internal control systems, the management of financial risks and the external audit process. It has the authority to conduct any investigation appropriate to its responsibilities. The Committee has the authority to: engage independent counsel and other advisors as it necessary to carry out its duties; set and pay the compensation for advisors employed by the Committee; and communicate directly with the internal and external auditors.

RESPONSIBILITIES

Overseeing the External Audit Process - The Committee shall recommend to the Board the external auditor to be nominated, shall set the compensation for the external auditor and shall ensure that the external auditor reports directly to the Committee. (b) The Committee shall be directly responsible for overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting. (c) The Committee shall review the external auditor’s audit plan, including scope, procedures and timing of the audit. (d) The Committee shall pre-approve all non-audit services to be provided by the external auditor. (e) The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employers of the present and former external auditor. (f) The Committee shall review fees paid by the Company to the external auditor and other professionals in respect of audit and non-audit services on an annual basis.

Financial Reporting and Internal Controls - (a) The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with generally accepted accounting principles, that the information contained therein is not erroneous, misleading or incomplete and that the audit function has been effectively carried out. (b) The Committee shall report to the Board with respect to its review of the annual audited financial statements and recommend to the Board whether or not same should be approved prior to their being publicly disclosed. (c) The Committee shall review the Company’s annual and interim financial statements, management’s discussion and analysis relating to annual and interim financial statements, and earnings press releases prior to any of the foregoing being publicly disclosed by the Company. (d) The Committee shall satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements other than the disclosure referred to in Section 3.2(c) of this Charter, and periodically assess the adequacy of these procedures. (e) The Committee shall oversee any investigations of alleged fraud and illegality relating to the Company’s finances. (f) The Committee shall establish procedures for: (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (2) the confidential, anonymous submission by employees of the Company or concerns regarding questionable accounting or auditing matters. (g) The Committee shall meet no less frequently than annually with the external auditor and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls, auditing matters and such other matters as the Committee deems appropriate.

Risk Management - The Committee shall inquire of management and the external auditor regarding significant risks or exposures to which the Company may be subject, and shall assess the adequacy of the steps management has taken to minimize such risks.

Other Responsibilities - The Committee shall perform any other responsibilities consistent with this Charter and any applicable laws as the Committee or Board deems appropriate.

COMPOSITION AND MEETINGS

Composition - (a) The Committee shall be composed of three or more directors, all of whom are independent as per the independence standards of the NYSE MKT in the United States of America and as per the standards of NI 58-101 in Canada (each are independent directors as they do not have involvement in the day-to-day operations of the Company). (b) If at any time, the Company ceases to be exempt from Part 3 of National Instrument 52-110 - Audit Committees, every audit committee member shall be Independent, as such term is defined in said Instrument. (c) Notwithstanding Sections 4.1(a) and 4.1(b) of this Charter, the Committee and its membership shall at all times be so constituted as to meet all current, applicable legal, regulatory and listing requirements, including, without limitation, securities laws and the requirements of the TSX and of all applicable securities regulatory authorities. (d) Committee members will be appointed by the Board. One member shall be designated by the Board to serve as Chair.

Meetings - (a) The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or are required. A minimum of two and at least 50% of the members present in person or by telephone shall constitute a quorum. For quorum to exist, the majority of members’ present must not be Company’ employees, Control Persons or officers or any of its Associates or Affiliates, (capitalized terms as defined by the TSX). (b) If a vacancy in the Committee exists, the remaining members may exercise all of its powers and responsibilities provided that a quorum (as herein defined) remains in office. (c) The time and place at which meetings of the Committee shall be held, and the procedures at such meetings, shall be determined by the Committee. A meeting of the Committee may be called by letter, telephone, facsimile or electronic means, by giving 48 hours’ notice, or such greater notice as may be required under the Company’s By-Laws, provided that no notice shall be necessary if all the members are present either in person or by telephone or if those absent have waived notice. (d) The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person, who need not be a member, to act as a secretary at any meeting. (e) The Committee may invite such officers, directors and employees of the Company as it deems appropriate, from time to time, to attend meetings of the Committee. Any matters to be determined by the Committee shall be decided by a majority of the votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all members of the Committee, and such actions shall be effective as though they had been decided by a majority of the votes cast at a meeting of the Committee called for such purpose.

REPORTING TO THE BOARD

The Committee shall report regularly to the Board on Committee activities, findings and recommendations. The Committee is responsible for ensuring that the Board is aware of any matter that may have a significant impact on the financial condition or affairs of the Company.

CONTINUED REVIEW OF CHARTER

The Committee shall review and assess the continued adequacy of this Charter annually and submit such proposed amendments as the Committee sees fit to the Board for its consideration.